UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2024

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On November 21, 2024, Scinai Immunotherapeutics Ltd (the “Company”) held an Annual Meeting of Shareholders (the “Meeting”). The total number of ordinary shares of the Company entitled to vote at the Meeting was 3,411,983,584 Ordinary Shares (each 4,000 Ordinary Shares represented by one American Depository Share (“ADS”)) and there were present, in person or by proxy, 3,411,774,240 ordinary shares, which constituted a quorum for the Meeting. The matters voted upon, and the results of the vote were as follows:

Proposal 1: To approve the re-election of Mr. Amir Reichman to the board of directors, to serve until the third annual meeting after the meeting.

The shareholders approved the re-election of Mr. Amir Reichman to the board of directors, to serve until the third annual meeting after the meeting:

FOR	AGAINST	ABSTAIN
567,008,000 (141,752 ADSs)	24,492,000 (6,123 ADSs)	568,000 (142 ADSs)

Proposal 2: To approve the re-election of Dr. Morris Laster to the board of directors, to serve until the third annual meeting after the meeting.

The shareholders approved the re-election of Dr. Morris Laster to the board of directors, to serve until the third annual meeting after the meeting:

FOR	AGAINST	ABSTAIN
566,712,000 (141,678 ADSs)	22,376,000 (5,594 ADSs)	1,620,000 (405 ADSs)

Proposal 3: To approve the re-election of Mr. Jay Green to the board of directors, to serve until the third annual meeting after the meeting.

The shareholders approved the re-election of Mr. Jay Green to the board of directors, to serve until the third annual meeting after the meeting:

FOR	AGAINST	ABSTAIN
568,092,000 (142,023 ADSs)	23,412,000 (5,853ADSs)	564,000 (141 ADSs)

Proposal 4: To approve the re-election of Dr. Yael Margolin to the board of directors, to serve until the first annual meeting after the meeting.

The shareholders approved the re-election of Dr. Yael Margolin to the board of directors, to serve until the first annual meeting after the meeting:

FOR	AGAINST	ABSTAIN
567,800,000 (141,950 ADSs)	22,640,000 (5,660 ADSs)	1,628,000 (407 ADSs)

Proposal 5: To approve the re-election of Mr. Adi Raviv to the board of directors, to serve until the first annual meeting after the meeting.

The shareholders approved the re-election of Mr. Adi Raviv to the board of directors, to serve until the first annual meeting after the meeting:

FOR	AGAINST	ABSTAIN
567,404,000 (141,851 ADSs)	23,560,000 (5,890 ADSs)	564,000 (141 ADSs)

 .

Proposal 6: To approve an amendment to the Company’s Articles of Association to increase the number of authorized ordinary shares.

The shareholders approved an amendment to the Company’s Articles of Association to increase the number of authorized ordinary shares:

FOR	AGAINST	ABSTAIN
551,352,000 (137,838 ADSs)	35,348,000 (8,837 ADSs)	6,200,000 (1,550 ADSs)

Proposal 7: To approve an amended Compensation Policy for Executive Officers and Directors to make it consistent with NASDAQ listing requirements that provide for the recovery of executive compensation that might be erroneously awarded and to make certain non-material corrections.

The shareholders approved an amended Compensation Policy for Executive Officers and Directors to make it consistent with NASDAQ listing requirements that provide for the recovery of executive compensation that might be erroneously awarded and to make certain non-material corrections:

FOR	AGAINST	ABSTAIN
402,104,000 (100,526 ADSs)	14,600,000 (3,650 ADSs)	176,196,000 (44,049 ADSs)

Proposal 8: To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2024 and for an additional period until the next annual meeting.

The shareholders approved and ratified the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2024 and for an additional period until the next annual meeting:

FOR	AGAINST	ABSTAIN
579,408,000 (144,852 ADSs)	12,104,000 (3,026 ADSs)	596,000 (149 ADSs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Scinai Immunotherapeutics Ltd

November 22, 2024	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

3